October 27, 2015

Via EDGAR

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:                          Inventure Foods, Inc.

Form 10-K for the Fiscal Year ended December 27, 2014

Filed March 10, 2015

Response Letter dated September 30, 2015

File No. 001-14556

Dear Mr. Hiller:

Inventure Foods, Inc. (the “Company”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 27, 2014 filed with the Commission on March 10, 2015 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response thereto.  Capitalized terms used but not defined herein have the meaning given to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 27, 2014

Financial Statements

Note 11 — Business Segments and Significant Customers, page 54

Staff Comment:

1.                                 We have read your response to prior comment 1 and note that you propose to disclose in future filings revenues for your healthy/natural and indulgent specialty snack food categories.  It remains unclear as to why you do not plan to disclose revenues for each product or group of similar products pursuant to the requirement of FASB ASC 280-10- 50-40, as you disclose various product categories on pages 2 and 3 of your Form 10-K, and acknowledge that sales revenues at product levels are available, both in your September 30, 2015 and December 6, 2013 response letters.  Please note that the disclosure requirement per ASC 280-10-50-40 is separate from and incremental to the disclosure requirement of reportable segments per ASC 280-10-50-10.  We re-issue prior comment 1.

Inventure Foods, Inc.

5415 E. High St., Suite 350 Phoenix, Arizona 85054 • www.inventurefoods.com

Phone (623) 932-6200 • Toll Free (800) 279-2250 • Fax (602) 522-2690

Company Response: ASC 280-10-50-40 requires the disclosure of “revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.”  The Company looked to the aggregation criteria in ASC 280-10-50-11 in order to determine whether groups of products are similar.  Historically, based on this analysis, the Company’s conclusion was that revenues by product type were equivalent to reporting segments revenues. Criteria used in the Company’s analysis included, but was not limited to, the products’ economic characteristics, production processes, class of customer and distribution processes.  However, upon further consideration of ASC 280-10-50-40 and in response to the Staff’s comment, the Company has concluded that additional product disclosures are appropriate for both our snack and frozen products segments.  As such, the Company proposes updating its disclosure prospectively, beginning in its upcoming Annual Report on Form 10-K for the fiscal year ended December 26, 2015, to report revenues for each group of  similar products.  The proposed disclosure will take the following format (revenue in thousands):

	2015 SEP YTD		2014 YTD
	Net Revenue	% Cons.	Net Revenue	% Cons.
Snack Products:
Indulgent Specialty Snacks (1)	35,632	16.7%	49,113	17.2%
Healthy/Natural Snacks (2)	51,547	24.1%	57,054	20.0%
Total Snack	87,178	40.8%	106,166	37.2%
Frozen Products:
Berries, Beverages, Blends and Desserts	94,993	44.4%	118,473	41.5%
Vegetables	31,722	14.8%	61,044	21.4%
Total Frozen	126,715	59.2%	179,517	62.8%

Consolidated	213,894	100.0%	285,683	100.0%

(1)                     Indulgent Specialty Snacks includes T.G.I. Friday’s® brand snacks under license from T.G.I. Friday’s, Nathan’s Famous® brand snack products under license from Nathan’s Famous Corporation, Vidalia® brand snack products under license from Vidalia Brands, Inc., Poore Brothers® kettle cooked potato chips, Bob’s Texas Style® kettle cooked chips, and Tato Skins® brand potato snacks.

(2)                     Healthy/Natural Snacks includes Boulder Canyon® Authentic Foods brand kettle cooked potato chips and private label healthy/natural snacks.

Please note that frozen berries, beverages, blends and desserts are not naturally broken apart and are very much interchangeable.  Our frozen berry products are typically used for smoothies or juicing, the majority of our frozen beverage kits contain fruits and some even contain vegetables and we also have a number of fruits and vegetable blends intended for juicing/beverages.  In addition, we have other beverage and dessert items that are too immaterial to be discussed separately.

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (623) 932-3928.

Sincerely,

INVENTURE FOODS, INC.

By:	/s/ Steve Weinberger
Name:	Steve Weinberger
Title:	Chief Financial Officer

cc:                                DLA Piper LLP (US)

Gregory R. Hall, Esq. (via e-mail: greg.hall@dlapiper.com)